Filed Pursuant to Rule 253(g)(2)
File No. 024-11140

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 7 DATED SEPTEMBER 8, 2021
TO THE OFFERING CIRCULAR DATED JULY 2, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated July 2, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on July 6, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

MP1 Controlled Subsidiary – Melissa, TX

On September 1, 2021, we directly acquired ownership of a “wholly-owned subsidiary”, FR Meadow Park, LLC (the “MP1 Controlled Subsidiary”), for an initial purchase price of approximately $13,847,000, which is the initial stated value of our equity interest in the MP1 Controlled Subsidiary (the “MP1 Investment”). The MP1 Controlled Subsidiary used the proceeds from the MP1 Investment to close on the acquisition of an approximately 119 acre property generally located at the 6815 County Road 415 in Melissa, TX (the “MP1 Property”). The closing of both the initial MP1 Investment and the MP1 Property occurred concurrently.

The MP1 Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the MP1 Investment, we have authority for the management of the MP1 Controlled Subsidiary, including the MP1 Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 2.0% of the MP1 Investment, paid directly by the MP1 Controlled Subsidiary.

The MP1 Property was acquired for a purchase price of approximately $13,847,000, which includes closing costs and the acquisition fee of approximately $270,000. We anticipate additional hard and soft costs of approximately $20,687,000 and $2,181,000, respectively, for approvals, permitting and construction of 489 finished lots (the “Finished Lots”). No financing was used for the acquisition of the MP1 Property.

In conjunction with the closing of the MP1 Investment, we entered into a construction agreement (the “Construction Agreement”) with a national homebuilder (the “Homebuilder”) in which the Homebuilder has agreed to deliver the Finished Lots at a predetermined price. We also entered into an option agreement (the “Purchase Option Agreement”) with the Homebuilder that provides the Homebuilder the option, but not the obligation, to purchase the Finished Lots at a fixed monthly schedule. To maintain the option, the Homebuilder has agreed to pay the MP1 Controlled Subsidiary a monthly payment, calculated based on the MP1 Controlled Subsidiary’s outstanding equity in the project during the preceding month, at a rate equal to 10.5% per annum. Additionally, the Homebuilder has also agreed to immediately deposit 15% of the final Finished Lots purchase price. Should the Homebuilder default or terminate the Purchase Option Agreement, this deposit would become nonrefundable. Ultimately, the intent of the Construction Agreement and the Purchase Option Agreement, when taken in the aggregate, is to generate a predictable stream of recurring income for the MP1 Controlled Subsidiary through the creation of new housing inventory.

The following table contains underwriting assumptions for the MP1 Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Hard Costs	Projected Soft Costs	Projected Hold Period
MP1 Property	$20,687,000	$2,181,000	51 months

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Real Estate Investment Trust, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.